FORBES ENERGY SERVICES LTD.

3000 South Business Highway 281

Alice, Texas

(361) 664-0549

June 6, 2018

John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Forbes Energy Services Ltd
Amendment No. 1 to Registration Statement on Form S-1
Filed May 14, 2018
File No. 333-222852

Ladies and Gentlemen:

Set forth below are the responses of Forbes Energy Services Ltd. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 21, 2018, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-222852, filed with the Commission on May 14, 2018 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.	We note you included a combined prospectus in response to prior comment 1, but you have not clarified how you will inform investors whether they will be investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering. In that regard, we note that Mr. First and Mr. Wyard are both directors of the company and selling stockholders. Please revise your disclosure to indicate how you will inform investors as to whether they are investing in the public offering by the company or the resale offering.

RESPONSE:

The Company acknowledges the Staff’s comment. Sales made only by the Selling Stockholders, only, will be made using the Selling-Stockholder prospectus and will clearly reflect that all such sales are being made by the Selling Stockholders who will receive all of the net proceeds and none of the net proceeds will be received by the Company. See pages 3 and 9. Any sales made by the Company, only, will be made using the Company-only prospectus and will clearly reflect that the

Securities and Exchange Commission

June 6, 2018

offering is by the Company and all net proceeds will be received by the Company and none by the Selling Stockholders. See pages A-3 and A-7. Any offerings and sales made by both the Company and the Selling Stockholders in a combined offering will only be made pursuant to the combined prospectus. We have added text to the Use of Proceeds section on page 9 of the Selling-Stockholder-only prospectus, page A-7 of the Company-only prospectus and page B-7 of the combined prospectus and have added a capitalization table on page B-10 of the combined prospectus. The final details of any offering will be reflected in any prospectus or prospectus supplement, including the details with respect to the aggregate net proceeds to be received by the Company and the Selling Stockholders, respectively. We have also revised the disclosure on the page entitled “Explanatory Note” immediately following the Registration Statement cover page to make clear that the Company intends that any combined offering by the Company and the Selling Stockholders will only be made by using the combined prospectus and to clarify that the prospectus applicable to any combined offering by the Company and the Selling Stockholders will, at the time of the offering, notify investors of the aggregate proceeds to be received by the Company and by the Selling Stockholders, respectively. In the unlikely event that, during either a Company-only offering or a Selling-Stockholder-only offering, an offering by the Selling Stockholders or the Company, respectively, is commenced without using the combined prospectus, the Company will make clear in the prospectus or prospectus supplement to each offering that the other offering is in process and make clear to the offerees whether they are investing in the public offering by the Company or the resale offering by the Selling Stockholders.

Prospectus Summary, page 1

The Offering, page 3

2.	We note your response to prior comment 3 and reissue the comment in part. As it appears that selling stockholders may offer shares pursuant to the selling stockholder prospectus concurrently with the company’s offering of shares pursuant to the company shelf offering prospectus, please expand the disclosure at page 3 of the selling stockholder prospectus to also reflect the number of shares outstanding after giving effect to the company’s offering of 5,000,000 shares.

RESPONSE:

As noted in the response to Comment one, above, the Company does not plan to use the Company-only and the Selling Stockholder-only prospectuses at the same time. The prospectus for a combined offering does clearly reflect the requested information on page B-3. We have added to the footnote on page 3 of the Selling-Stockholder-only prospectus and page A-3 of the Company-only prospectus to reflect the applicable information.

Selling Stockholders, page 11

3.

We note your revised disclosure that Solace Capital may be deemed to have voting and dispositive power over the shares of Forbes common stock held by Solace Forbes Holdings, LLC in response to prior comment 4. Please identify the natural person or

Securities and Exchange Commission

June 6, 2018

persons who directly or indirectly exercise voting and/or dispositive power with respect to the shares beneficially owned by Solace Forbes Holdings, LLC. To the extent that Brett Wyard may be deemed to have voting and dispositive power over the shares held by Solace Forbes Holdings, LLC, please so state.

RESPONSE:

The Company acknowledges the Staff’s Comment and has added the additional information referenced in the Staff’s Comment No. 3 to the Registration Statement at page 13 in Amendment No. 2 to the Registration Statement, that page will also be included in any combined prospectus.

Where You Can Find More Information, page 19

4.	Please amend your registration statement to incorporate by reference the Form 10-Q filed on May 15, 2018. In addition, please ensure you incorporate by reference each specific filing made pursuant to the Exchange Act prior to requesting acceleration of the effectiveness of this registration statement or state that all such filings filed after “the date of the initial registration statement and prior to effectiveness” will be incorporated by reference. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.05.

RESPONSE:

The Company acknowledges the Staff’s Comment and will add text incorporating any additional filings under the Exchange Act to the Registration Statement before requesting effectiveness. We have also added the additional information referenced in the Staff’s Comment No. 4 to the Registration Statement at page 19 in Amendment No. 2 to the Registration Statement, that page will also be included in any combined prospectus.

Securities and Exchange Commission

June 6, 2018

Please direct any questions or requests for supplemental information that you have with respect to the foregoing to R. Clyde Parker, Jr. of Winstead PC at (281) 681-5930.

Very truly yours, FORBES ENERGY SERVICES LTD.

By:	/s/ John E. Crisp
Name:	John E. Crisp
Title:	Chairman of the Board, President and Chief Executive Officer

Enclosures

cc:	R. Clyde Parker, Jr., Esq.
Winstead PC